FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August 2004

Commission file number: 000-50392

TRANSAKT CORP.

(Translation of Registrant’s name into English)

Suite 202, 1212 – 31st Avenue NE, Calgary, Alberta, Canada, T2E 7S8

(Addr1ess of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 20-F.

Form 20-F   X

Form 40-F

Indicate by check mark if the registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Indicate by check mark whether by furnighing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes

  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

.

SUBMITTED HEREWITH

Exhibits

99.1	Financial Statements for the Interim Period Ended June 30, 2004

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations

99.3	Form 52-109FT2 - Certification of Interim Filings during Transition Period – CEO

99.4	Form 52-109FT2 - Certification of Interim Filings during Transition Period – CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAKT Corp.

Date: August 16, 2004	By:
Daniel Pomerleau, President and Chief Executive Officer